SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2004

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant´s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolívar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F   T          Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes               No   T

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated October 26, 2004 filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores:

By letter dated October 26, 2004, the Company reported a summary of what was agreed upon in the Shareholders meeting held on October 22, 2004.

FIRST: APPOINTMENT OF TWO SHAREHOLDERS TO APPROVE AND SIGN THE MINUTES OF THE MEETING.

It was unanimously agreed to appoint the agent of BNY AS Custodian or Trustee Cust. AC and the agent of the shareholder of CRESUD to approve and sign the Minutes of the Meeting.

SECOND: CONSIDERATION OF THE DOCUMENTATION AS SET FORTH BY SECTION 234 SUBSECTION 1 OF LAW 19550, PERTIENENT TO FISCAL YEAR ENDED AS AT JUNE 30, 2004

It was unanimously agreed to omit the reading of the above mentioned documentation and to approve each and every part of it.

THIRD: CONSIDERATION OF THE BOARD’S PERFORMANCE

The Board’s performance during the fiscal year under consideration was unanimously approved.

FOURTH: CONSIDERATION OF SUPERVISORY COMMITTEE’S PERFORMANCE

The Supervisory Committee’s performance during the fiscal year under consideration was unanimously approved.

FIFTH: ANALYSIS AND CONSIDERATION OF THE PROFIT/LOSS OF FISCAL YEAR ENDED AS AT 06/30/04, WHICH POSTED PROFITS OF $ 87,862,000.

The absorption of accumulated losses as at the beginning of the fiscal year was unanimously approved.

SIXTH: CONSIDERATION OF THE BOARD’S REMUNERATION (ALLOCATED AMOUNT: $ 6,500,000) PERTINENT TO FISCAL YEAR ENDED AS AT 06/30/04, WHICH POSTED A TAX LOSS RECORDED AS SET FORTH BY THE SECURITIES AND EXCHANGE COMMISSION.

The board’s remuneration amounting to $ 6,510,000 in exchange for their technical-administrative functions as well as the carrying out of special tasks during the fiscal year ended as at June 30, 2004 was unanimously approved.

SEVENTH: CONSIDERATION OF SUPERVISORY COMMITTEE’S REMUNERATION PERTINENT TO FISCAL YEAR ENDED AS AT 06/30/2004

It was unanimously agreed no to pay any compensation to the Supervisory Committee.

EIGHTH: CONSIDERATION OF MR. MINDLIN’S RESIGNATION

Mr. Mindlin’s resignation from his position of permanent director was unanimously approved.

NINTH: DETERMENATION OF NUMBER AND ELECTION OF PERMANENET DIRECTORS AND SUBSTITUTE DIRECTORS, IF DEEMED NECESSARY.

It was unanimously agreed to appoint 11 members to the board, to reelect Mr. Alejandro Gustavo ELSZTAIN, to appoint Mr. Fernando BARENBOIM, the former being non-independent as set forth by resolution 400 of SEC, and to appoint Mr. Gary GLADSTEIN and Fernando RUBIN as independent directors.

TENTH: APPOINTMENT OF PERMANENT AND SUBSTITUTE MEMBERS OF THE SUPERVISORY COMMITTEE.

It was unanimously approved to appoint Mr. Andrés SUAREZ, José Daniel ABELOVICH and Marcelo FUXMAN to perform as permanent statutory auditors, and Mr. Diego NIEBHUR, Roberto MURMIS and Silvia Cecilia De FEO as substitute statutory auditors, who, in accordance with General Resolution Nº 400 of the Securities and Exchange Commissio, have the status of independent.

ELEVENTH: APPOINTMENT OF AUDITOR FOR THE COMING FISCAL YEAR AND DETERMINATION OF REMUNERATION

It was unanimously agreed to appoint the auditing firm PRICE WATERHOUSE & CO., member of the firm PriceWaterhouseCoopers, and ABELOVICH, POLANO & Asociados as auditors of the financial statements of the current fiscal year 2004/2005. Their remuneration was fixed at $ 839,000 and $ 370,000 respectively.

TWELFTH: REPORT ON THE CREATION OF THE AUDITING COMMITTEE

The Board’s implemented decisions were unanimously approved, granting it the power to fix the budget.

THIRTEENTH: CONSIDERATION OF THE BOARD’S IMPLEMENTED DECISIONS REGARDING THE TAX ON PERSONAL ASSETS OF THE SHAREHOLDERS, IN THEIR CAPACITY OF SUBSTITUTE TAXPAYER

The decisions carried out by the Board regarding the tax on personal assets of the shareholders were approved by majority as well as the absorption of said tax by the corporation.

FOURTEENTH: REPORT ON AGREEMENT SIGNED FOR THE EXCHANGE OF CORPORATE SERVICES.

The Board’s implemented decisions and performance concerning the subject under consideration were approved by majority as well as the progress made in the process of the Project implementation.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: October 28, 2004